PROSPECTUS                                            RULE 424(b)(3)
                                                      REGISTRATION NO. 333-46055


                                16,891,873 SHARES

                                BROOKE GROUP LTD.

                                  COMMON STOCK

               ---------------------------------------------------


                      These shares may be sold by the selling stockholders
             listed beginning on page 10. Brooke will not receive any proceeds from the sale of these shares.

                      Brooke's common stock is listed on The New York Stock
             Exchange under the symbol "BGL". The last reported sale price of the common stock on The New York Stock Exchange on April 12, 2000 was $13 3/4.

                      The common stock may be sold in transactions on The
             New York Stock Exchange at market prices then prevailing, in negotiated transactions or otherwise. See "Plan of Distribution."

           THIS OFFERING INVOLVES MATERIAL RISKS. SEE "RISKS FACTORS"
                              BEGINNING ON PAGE 4.

                                   ----------


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
          REGULATOR HAS APPROVED THE SECURITIES TO BE ISSUED UNDER THIS
                 PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS
                  ACCURATE OR ADEQUATE. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.


                                   ----------


                                 April 13, 2000



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                       WHERE YOU CAN FIND MORE INFORMATION

         Brooke files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information Brooke files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Brooke's SEC filings are also available to the public from commercial document retrieval services and at the Website maintained by the SEC at www.sec.gov. Brooke has filed a registration statement to register with the SEC the Brooke common stock listed in this prospectus. This prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

         Some of the important business and financial information that you may want to consider is not included in this prospectus, but rather is "incorporated by reference" to documents that have been filed by Brooke with the SEC. The information that is incorporated by reference consists of:

         - Brooke's Annual Report on Form 10-K, for the fiscal year ended December 31, 1999, as filed with the SEC on March 30, 2000;

         - The description of Brooke's common stock contained in its Current Report on Form 8-K, filed with the SEC on April 3, 2000;

         - All documents filed by Brooke under the Securities Exchange Act of 1934 (e.g., Forms 10-Q and 8-K) after the date of this prospectus and prior to the termination of this offering.

         If there is any contrary information in a previously filed document that is incorporated by reference, then you should rely on the information in this prospectus.

         If you are a stockholder, you can obtain any of the documents incorporated by reference through Brooke or the SEC. Documents incorporated by reference are available from Brooke without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing to the following address or by telephone:

                                Brooke Group Ltd.
                          Attention: Investor Relations
                       100 S.E. Second Street, 32nd Floor
                              Miami, Florida 33131
                                (305) 579 - 8000




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                                   THE COMPANY

         Brooke is a holding company for a number of businesses. Brooke holds these businesses through its wholly-owned subsidiary BGLS Inc. Brooke is engaged principally in:

         - the manufacture and sale of cigarettes in the United States through its subsidiary Liggett Group Inc.;

         - the manufacture and sale of cigarettes in Russia through its subsidiary Liggett-Ducat Ltd.; and

         - the investment banking and brokerage business in the United States and real estate operations in Russia and investment in Internet-related businesses through its majority-owned subsidiary New Valley Corporation.

         Brooke is controlled by Bennett S. LeBow, the Chairman of Brooke, BGLS and New Valley, who beneficially owns approximately 44% of Brooke's common stock.

         The mailing address of the principal executive offices of Brooke is 100 S.E. Second Street, Miami, Florida 33131. Brooke's telephone number at that address is (305) 579-8000.





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                                  RISK FACTORS

         BEFORE YOU INVEST IN BROOKE'S SECURITIES, YOU SHOULD BE AWARE THAT BROOKE IS SUBJECT TO VARIOUS RISKS, INCLUDING THE ONES LISTED BELOW, THE OCCURRENCE OF ANY OF WHICH COULD MATERIALLY ADVERSELY AFFECT BROOKE'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS AS WELL AS THE OTHER INFORMATION INCLUDED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN EVALUATING AN INVESTMENT IN BROOKE'S SECURITIES.


BROOKE IS HIGHLY LEVERAGED, HAS NEGATIVE NET WORTH AND HAS SUFFERED SIGNIFICANT LOSSES

         At December 31, 1999, Brooke had total outstanding indebtedness of $190 million and a net worth deficiency of $133 million. Brooke has substantial debt service requirements on a consolidated basis, including $108,037 principal amount and deferred interest of the BGLS senior secured notes which mature on January 31, 2001. Brooke has experienced significant losses from continuing operations every year since 1991 except for 1998 and 1999. There is a risk that Brooke will not be able to generate enough funds to repay its debts. If Brooke cannot service its fixed charges, it would significantly harm Brooke and the value of its common stock.

BROOKE IS A HOLDING COMPANY AND DEPENDS ON CASH PAYMENTS FROM SUBSIDIARIES WHICH ARE SUBJECT TO RESTRICTIONS

         Brooke is a holding company and has no operations of its own. Brooke's ability to pay dividends on its common stock depends primarily on the ability of Liggett, Liggett-Ducat and New Valley, in which Brooke indirectly holds an approximately 55% interest, to generate cash and make it available to Brooke. Liggett's revolving credit agreement prohibits Liggett from paying cash dividends to Brooke unless Liggett's adjusted net worth and borrowing availability exceed specified levels.

         Liggett-Ducat has significant debt service requirements over the next three years relating to equipment purchased for Liggett-Ducat's new factory and working capital lines. Brooke anticipates that substantially all of Liggett-Ducat's cash flow will be required to meet these requirements and will not be available for distribution to Brooke over this period.

         As the controlling New Valley stockholder, Brooke must deal fairly with New Valley, which may limit its ability to enter into transactions with New Valley that result in the receipt of cash from New Valley and to influence New Valley's dividend policy. In addition, since Brooke owns only approximately 55% of the common shares of New Valley, a significant portion of any cash and other assets distributed by New Valley will be received by persons other than Brooke and its subsidiaries.

         Brooke's receipt of cash payments, as dividends or otherwise, from its subsidiaries is an important source of its liquidity and capital resources. If Brooke does not receive payments from its subsidiaries in an amount sufficient to repay its debts, it must obtain additional funds from other sources. There is a risk that Brooke will not be able to obtain additional funds at all or on terms acceptable to Brooke. Brooke's inability to service these obligations would significantly harm BGLS and the value of its common stock.

LIGGETT FACES INTENSE COMPETITION IN THE DOMESTIC TOBACCO INDUSTRY

         Liggett is considerably smaller and has fewer resources than all its major competitors and has a more limited ability to respond to market developments. Published industry sources indicate that the three largest manufacturers control approximately 86% of the United States cigarette market. Philip Morris Companies Inc. is the largest and most profitable manufacturer in the market, and its profits are derived principally from its sale of premium cigarettes. Based on published industry sources, Liggett's management believes that Philip Morris had more than 59% of the premium segment and more than 49% of the total domestic market during 1999. Philip Morris and RJR, the two largest cigarette manufacturers, have historically, because of their dominant market share, been able to determine cigarette prices for the




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various pricing tiers within the industry. The other cigarette manufacturers historically have brought their prices into line with the levels established by the two major manufacturers.

LIGGETT'S BUSINESS IS HIGHLY DEPENDENT ON THE DISCOUNT SEGMENT

         Liggett depends more on sales in the discount segment of the market, relative to the full-price premium segment, than its major competitors. After giving effect for the entire year to the transfer in May 1999 of three of Liggett's premium cigarette brands in connection with the Philip Morris brand transaction, approximately 88% of Liggett's net sales in 1999 were generated in the discount segment. The discount segment is highly competitive with consumers having less brand loyalty and placing greater emphasis on price. Since 1993, Liggett's management believes that Philip Morris' market strategy has been to minimize the actual price spread between discount and premium products and to curtail the sales made by the makers of discount products. In part, Philip Morris sought to minimize that spread by dropping its premium prices in early 1993. In addition, that strategy has also been carried out through wholesale and retail trade programs. The result has been a greater decline in recent years of industry-wide sales in the United States of discount cigarettes than of premium cigarettes. If this decline in the discount segment continues, Liggett's sales volumes, operating income and cash flows could be negatively affected, which in turn could negatively affect the value of Brooke's common stock.

LIGGETT'S MARKET SHARE HAS DECLINED IN RECENT PERIODS

         Liggett has suffered a substantial decline in unit sales and associated market share. This market share erosion results in part from its highly leveraged capital structure that existed until December 1998 and Liggett's limited ability to match other competitors' wholesale and retail trade programs, obtain retail shelf space for its products and advertise its brands. The decline also resulted from adverse developments in the tobacco industry, intense competition and changes in consumer preferences. Based on published industry sources, Liggett's management believes that Liggett's overall market share during 1999 was 1.2%, down from 1.3% for 1998 and 1997. Based on published industry sources, Liggett's management believes that Liggett's share of the premium segment during 1999 was .3%, down from .5% in 1998 and 1997, and its share of the discount segment during 1999 was 3.9%, up from 3.5% in 1998 and 1997. As adjusted for the Philip Morris brand transaction, Liggett's share of the premium segment during 1998 and 1997 was .2%. If Liggett's market share decline continues, Liggett's sales volume, operating income and cash flows could be negatively affected, which in turn could negatively affect the value of Brooke's common stock.

THE DOMESTIC CIGARETTE INDUSTRY HAS EXPERIENCED DECLINING UNIT SALES IN RECENT PERIODS

         Industry-wide shipments of cigarettes in the United States have been steadily declining for a number of years. Published industry sources estimate that domestic industry-wide shipments decreased by approximately 9.0% in 1999 compared to 1998. Liggett's unit sales volume decreased more significantly (11.3% in 1999) without giving effect to the Philip Morris transaction. Liggett's management believes that industry-wide shipments of cigarettes in the United States will continue to decline as a result of numerous factors. These factors include health considerations, diminishing social acceptance of smoking and legislative limitations on smoking in public places, federal and state excise tax increases and settlement-related expense which have contributed to large cigarette price increases. If this decline in industry shipments continues and Liggett is unable to capture market share from its competitors, or if the industry is unable to offset the decline in unit sales with price increases, Liggett's sales volume, operating income and cash flows could be negatively affected, which in turn could negatively affect the value of Brooke's common stock.

LITIGATION AND REGULATION WILL CONTINUE TO HARM THE TOBACCO INDUSTRY

         The cigarette industry continues to be challenged on numerous fronts. New court cases continue to be commenced against Liggett and the other cigarette manufacturers. At December 31, 1999, there were approximately 300 individual law suits, 50 purported class actions and 90 governmental and other third-party payor health care cost recovery actions pending in the United States in which Liggett is a named defendant. As new cases are commenced, the costs associated with defending them and the risks resulting from the inherent unpredictability of litigation continue to increase. An unfavorable verdict has been returned in the first phase of the ENGLE smoking and health class action trial pending in Florida. It is possible that additional cases could be decided unfavorably and that there could be further adverse developments in the ENGLE case. In a worst case scenario, it is possible that a judgment


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for punitive damages could be entered in the ENGLE case in an amount not capable of being bonded, resulting in an execution of the judgment before it could be set aside on appeal. Recently, there have been a number of restrictive regulatory actions by various Federal administrative bodies, including the Environmental Protection Agency and the Food and Drug Administration. There have also been adverse political and legal decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry, including the commencement and certification of class actions and the commencement of third-party payor actions. These developments generally receive widespread media attention. Brooke is not able to evaluate the effect of these developing matters on pending litigation or the possible commencement of additional litigation, but Brooke's consolidated financial position, results of operations or cash flows could be materially adversely affected by an ultimate unfavorable outcome in any of such tobacco-related litigation, which in turn could negatively affect the value of Brooke's common stock.

LIGGETT-DUCAT'S NEW CIGARETTE BRANDS WILL COMPETE DIRECTLY WITH THOSE OF THE MAJOR INTERNATIONAL MANUFACTURERS

         Liggett-Ducat's brands currently compete primarily against those of other Russian cigarette makers. In 1999, Liggett-Ducat launched in Russia two new American-style blended cigarettes under the names "DUKAT" and "LD". These brands will compete directly with established products in Russia made by the major international cigarette manufacturers in the mid-priced segments of the market. In addition, several of these major international companies have begun to increase their production in Russia of American and international blend cigarettes. Such activities by larger, better capitalized companies with well established international brands will create significant additional competition for Liggett-Ducat as its seeks to increase its sales of higher margin products.

LIGGETT HAS SIGNIFICANT SALES TO A SINGLE CUSTOMER

         In 1999, 30.7% of Liggett's net sales, 38.2% of Liggett's net sales in the discount segment and 22.9% of Brooke's consolidated revenues were to Liggett's largest customer. If this customer were to discontinue its relationship with Liggett or experience financial difficulties, Liggett's results of operations could be adversely affected.

EXCISE TAX INCREASES MAY ADVERSELY AFFECT CIGARETTE SALES

         As part of the 1997 budget agreement approved by Congress, federal excise taxes on a pack of cigarettes, which are currently 34 cents, were increased at the beginning of 2000 and will rise 5 cents more in the year 2002. In general, excise taxes and other taxes on cigarettes have been increasing. These taxes vary considerably and, when combined with sales taxes and the current federal excise tax, may be as high as $1.66 per pack in a given locality in the United States. Congress has been considering significant increases in the federal excise tax or other payments from tobacco manufacturers, and the Clinton Administration's fiscal year 2001 budget proposal includes an additional increase of $.25 per pack in the federal excise tax, as well as a contingent special assessment related to youth smoking rates. Increases in other cigarette-related taxes have been proposed at the state and local level. A substantial federal or state excise tax increase could accelerate the trend away from smoking and could have an unfavorable effect on Liggett's sales and profitability.

OPERATIONS IN RUSSIA ARE SUBJECT TO A HIGH LEVEL OF RISK

         Brooke has significant investments in its cigarette manufacturing operations in Russia and, through its subsidiary, New Valley, in real estate development operations in Russia. These operations are subject to a high level of risk. There is a risk that investments in Russia will harm Brooke's profitability (if any) or liquidity and cash flow.

         In its on-going transition from a centrally-controlled economy under communist rule, Russia has experienced dramatic political, social and economic upheaval. There is a risk that further reforms necessary to complete this transition will not occur. In August 1998, the economy of the Russian Federation entered a period of even greater economic instability which has continued since that time. The country's currency continues to devalue. There is continued volatility in the debt and equity markets, and hyperinflation persists. Confidence in the banking sector has yet to be restored, and there continues to be a general lack of liquidity in the economy. In addition, Brooke and New Valley may be harmed by regulatory, political and legal developments beyond the control of companies operating in the Russian Federation, including:

         -        diplomatic developments;



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         -        decisions of international lending organizations;

         -        regional tensions;

         -        currency repatriation restrictions;

         -        foreign exchange fluctuations;

         - an undeveloped system of commercial laws, including laws on real estate titles and mortgages, and a relatively untested judicial system;

         - an evolving taxation system subject to constant changes which may be applied retroactively and subject to varying interpretations by tax authorities which may not coincide with that of management and can result in assessments of additional taxes, penalties and interest, which can be significant; and

         - other legal developments and, in particular, the risks of expropriation, nationalization and confiscation of assets and changes in legislation relating to foreign ownership.

CHANGES IN FOREIGN EXCHANGE RATES COULD HAVE ADVERSE EFFECTS ON LIGGETT-DUCAT'S OPERATIONS

         Liggett-Ducat's revenues are in Russian rubles while its costs and liabilities are denominated in multiple currencies, particularly the U.S. dollar, the Russian ruble and the German mark. This exposes Liggett-Ducat to currency fluctuations, which may affect Brooke's consolidated financial condition and results of operations as reported in U.S. dollars. The Russian ruble depreciated against the U.S. dollar 247% in 1998 and 31% in 1999 (based on average exchange rates for these periods).

NEW VALLEY IS SUBJECT TO RISKS RELATING TO THE INDUSTRIES IN WHICH IT OPERATES

         THE SECURITIES INDUSTRY. As a broker-dealer, Ladenburg is subject to uncertainties endemic to the securities industry. These uncertainties include the volatility of domestic and international financial, bond and stock markets, as demonstrated by recent disruptions in the financial markets, extensive governmental regulation, litigation, intense competition and substantial fluctuations in the volume and price level of securities. Ladenburg also depends on the solvency of various counterparties. As a result, revenues and earnings may vary significantly from quarter to quarter and from year to year. In periods of low volume, profitability is impaired because certain expenses remain relatively fixed. Ladenburg is much smaller and has much less capital than many competitors in the securities industry.

         RISKS OF REAL ESTATE JOINT VENTURES AND DEVELOPMENT PROJECTS. New Valley has two significant joint ventures with Apollo to make real estate and other investments in Russia. New Valley must seek Apollo's approval for important actions regarding the joint ventures. Since Apollo's interests may differ from those of New Valley, a deadlock could arise that might impair the ability of the joint ventures to function. Such a deadlock could significantly harm the joint ventures. The terms of the joint ventures, which require New Valley to offer Apollo the first opportunity to participate in new investments in Russia, may make it more difficult for New Valley to forge alliances in Russia with other entities.

         New Valley plans to pursue a variety of real estate development projects. Development projects are subject to special risks including potential increase in costs, inability to meet deadlines which may delay the timely completion of projects, reliance on contractors who may be unable to perform and the need to obtain various governmental and third party consents.

         RISKS RELATING TO RUSSIAN REAL ESTATE OPERATIONS. New Valley has significant real estate development operations in Russia. These operations are subject to a high level of risk.

         As a result of the recent economic difficulties in the Russian economy, New Valley took a charge of $11.6 million in 1999 for a permanent impairment in the value of the site for the proposed Ducat Place III office building and related goodwill. The uncertainties in Russia may also impair New Valley's ability to complete planned




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financing and investing activities. The development of certain Russian properties will require significant amounts of debt and other financing. In acquiring its interest in the Kremlin sites, New Valley agreed with the City of Moscow to invest an additional $22 million by May 2000 in the development of the property. Failure to make the required investment could result in the forfeiture of a 34.8% interest in one of the sites. New Valley is considering potential financing alternatives on behalf of the joint ventures. However, given the recent economic turmoil in Russia, there is a risk that financing will not be available on acceptable terms. Failure to obtain sufficient capital for the projects would force the joint ventures to curtail or delay their projects.

NEW VALLEY'S POTENTIAL INVESTMENTS ARE UNIDENTIFIED AND MAY NOT SUCCEED

         New Valley currently holds a significant amount of marketable securities and cash not committed to any specific investments. This subjects you to increased risk and uncertainty because you will not be able to evaluate how this cash will be invested and the economic merits of particular investments. There may be substantial delay in locating suitable investment opportunities. In addition, New Valley may lack relevant management experience in the areas in which New Valley may invest. There is a risk that New Valley will fail in targeting, consummating or effectively managing any of these investments.

BROOKE DEPENDS ON ITS KEY PERSONNEL

         Brooke depends on the efforts of its executive officers and other key personnel. While Brooke believes that it could find replacements for these key personnel, the loss of their services could have a significant adverse effect on Brooke's operations. Brooke does not maintain key-man life insurance for any of its personnel.

BROOKE AND NEW VALLEY HAVE MANY POTENTIALLY DILUTIVE SECURITIES OUTSTANDING

         In March 1998, in connection with agreements to amend the terms of BGLS' senior secured notes, Brooke issued five-year warrants to purchase 4,357,500 shares of Brooke's common stock. These warrants are currently exercisable as to 2,100,000 shares, at a price of $4.76 per share, and as to 2,257,500 additional shares, at a price of $.095 per share. In 1998, Brooke granted options for 1,312,500 shares of Brooke's common stock, at a price of $5.71 per share, to a law firm that represents Brooke, Liggett and New Valley, all of which are currently exercisable. At December 31, 1999, Brooke had outstanding options granted to employees and a consultant to purchase 7,936,910 shares of its common stock, at prices ranging from $1.90 to $18.00 per share, of which options for 2,600,284 shares are exercisable during 2000. The issuance of these shares will cause dilution which may adversely affect the market price of Brooke's common stock. The availability for sale of significant quantities of Brooke's common stock could adversely affect the prevailing market price of the stock.

         As part of New Valley's recapitalization, a total of 17,898,629 warrants to purchase common shares were issued to New Valley's stockholders. The potential issuance of common shares on exercise of the warrants would increase the number of New Valley's common shares outstanding by more than 76%.

BROOKE'S STOCK PRICE HAS BEEN VOLATILE

         The trading price of Brooke's common stock has fluctuated widely, ranging between $10.63 and $25.36 per share over the past 52 weeks. The overall market and the price of its common stock may continue to fluctuate greatly. The trading price of its common stock may be significantly affected by various factors, including:

         - the depth and liquidity of the trading market for Brooke's common stock;

         - quarterly variations in its actual or anticipated operating results;

         - changes in investors' and analysts' perceptions of the business and legal risks facing Brooke and the tobacco industry;

         - changes in estimates of its earnings by investors and analysts; and

         -        announcements or activities by its competitors.




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                           FORWARD-LOOKING STATEMENTS

         In addition to historical information, this prospectus contains "forward-looking statements" within the meaning of the federal securities law. Forward-looking statements include information relating to Brooke's intent, belief or current expectations, primarily with respect to, but not limited to:

         -        the use of proceeds of this offering;

         -        economic outlook;

         -        capital expenditures;

         -        cost reduction;

         -        cash flows;

         -        operating performance;

         -        litigation; and

         - related industry developments (including trends affecting BGLS' business, financial condition and results of operations).

         Brooke identifies forward-looking statements in this prospectus by using words or phrases such as "anticipate", "believe", "estimate", "expect", "intend", "may be", "objective", "plan", "predict", "project" and "will be" and similar words or phrases (or their negatives).

         The forward-looking information involves important risks and uncertainties that could cause Brooke's actual results, performance or achievements to differ materially from its anticipated results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to:

         - health concerns relating to the use of tobacco products and exposure to environmental tobacco smoke;

         - the effects of legislative action, including tax increases, governmental regulation and privately imposed smoking restrictions;

         -        decline in consumption;

         -        governmental and grand jury investigations and litigation;

         - intense competition, changes in consumer preferences and the effects of changing prices for raw materials; and

         -        local economic conditions.

         Although Brooke believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, there is a risk that these expectations will not be attained and that any deviations will be material. Brooke disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this prospectus to reflect any changes in its expectations or any change in events, conditions or circumstances on which any such statement is based.




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



                              SELLING STOCKHOLDERS

         The following table sets forth, as of April 3, 2000, certain information with respect to the ownership of Brooke's common stock by certain selling stockholders. The selling stockholders named herein, or such selling stockholders' pledgees, donees, transferees or other successors in interest, may offer all or part of Brooke's common stock which they hold pursuant to the offering contemplated by this prospectus.


                                          Shares                                          No of
                                            of                                            Shares
                                          Common                         Shares            of
                                          Stock                            of             Common
                                          Owned                          Common           Stock
                                          Prior              Percent      Stock           Owned          Percent
                                            to                 of         Being           After            of
Selling Stockholder                      Offering           Class(1)     Offered        Offering(2)      Class (1)
-------------------                      --------           --------     -------       ------------      ---------
AIF II, L.P. (4)                        2,440,200(3)          10.0      2,440,200              0              0
Bennett and Geraldine LeBow
         Foundation Inc. (5)              566,045              2.6        566,045              0              0
High River Limited Partnership (6)      1,652,805              7.5      1,396,605        256,200            1.2
Kasowitz, Benson, Torres &
         Friedman LLP (7)               1,312,500(3)           5.6      1,312,500              0              0
LeBow, Bennett S. (5)                   9,442,658(3)          41.7      8,786,408        656,250            2.9
Lion Advisors, L.P. (4)                 1,917,300(3)           8.0      1,917,300              0              0
Lorber, Howard M. (8)                   1,113,000(3)           4.9        456,750        656,250            2.9
Lorber Charitable Fund (8)                 16,065                          16,065              0              0



(1) Based on shares which the selling stockholder has beneficial ownership as of April 3, 2000, pursuant to Rule 13d-3(d)(1) of the Securities
    Exchange Act of 1934, as amended. Unless otherwise indicated, the percentage of shares beneficially owned does not exceed 1% of the common stock.
(2) The calculation of the number of shares of the Company's common stock owned after the offering assumes the sale of all shares offered hereby.
(3) Includes shares issuable upon exercise of options or warrants as follows:
    AIF II, L.P. - 2,440,200 shares; Kasowitz, Benson, Torres & Friedman LLP - 1,312,500 shares; Bennett S. LeBow - 656,250 shares; Lion Advisors, L.P. - 1,917,300 shares; and Howard M. Lorber - 918,750 shares.
(4) See "Apollo Holders" below.
(5) See "Bennett S. LeBow" below.
(6) See "High River Limited Partnership" below.
(7) See "Kasowitz, Benson, Torres & Friedman LLP" below.
(8) See "Howard M. Lorber" below.





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      APOLLO HOLDERS. The shares being offered for the account of AIF II, L.P.
and Lion Advisors, L.P., on behalf of, and for the benefit of, a managed account, Artemis America Partnership (together the "Apollo Holders"), may be acquired upon exercise of warrants issued to the Apollo Holders on March 2, 1998. Until February 1999, the Apollo Holders held $97.2 million principal amount of BGLS' senior secured notes. On March 2, 1998, Brooke entered into an agreement with the Apollo Holders in which the Apollo Holders (and their transferees) agreed to defer the payment of interest on the BGLS notes held by them, commencing with the interest payment that was due July 31, 1997, which they had previously agreed to defer, through the interest payment due July 31, 2000. The deferred interest payments will be payable at final maturity of the BGLS notes on January 31, 2001 or upon an event of default under the Indenture for the BGLS notes. In connection with the March 2, 1998 agreement with the Apollo Holders, Brooke issued to the Apollo Holders a five-year warrant to purchase 2,100,000 shares of Brooke's Common Stock at a price of $4.76 per share. The Apollo Holders were also issued a second warrant expiring October 31, 2004 to purchase an additional 2,257,500 shares of Brooke's Common Stock at a price of $0.095 per share. The second warrant became exercisable on October 31, 1999.

        In February 1998, New Valley and Apollo Real Estate Investment Fund III, L.P., an affiliate of the Apollo Holders, organized Western Realty Development LLC to make real estate and other investments in Russia. New Valley agreed, among other things, to contribute to Western Realty the Russian real estate assets of its BrookeMil Ltd. subsidiary, and Apollo agreed to contribute $65.9 million (as of December 31, 1999). Western Realty Development has made a $30 million participating loan to Western Tobacco Investments LLC, which holds Brooke's interest in the Liggett-Ducat Ltd. tobacco business in Russia. The loan is payable out of a 30% profits interest in the entity.

         KASOWITZ, BENSON, TORRES & FRIEDMAN LLP. On March 12, 1998, Brooke entered into a Stock Option Agreement with the law firm of Kasowitz, Benson, Torres & Friedman LLP. Under the terms of the option agreement, as amended, the law firm was granted options to purchase 1,312,500 shares of Brooke's common stock at a purchase price of $5.71 per share. Brooke has agreed in the Option Agreement to use its best efforts to file with the SEC a registration statement to cover resales of the shares issuable upon exercise of the options. The law firm, which represents Brooke and various of its subsidiaries, including Liggett and New Valley, received legal fees of approximately $4.5 million during 1998 and approximately $3.3 million during 1999.

         HIGH RIVER LIMITED PARTNERSHIP. The shares being registered for the account of High River Limited Partnership, a Delaware limited partnership, were acquired from Brooke under a stock purchase agreement dated January 16, 1998. The closing price per share of Brooke's common stock on The New York Stock Exchange on January 16, 1998 was $9.76 per share. The consideration received by Brooke from High River from the sale of the 1,575,000 shares under the agreement was $9 million in the aggregate, or $5.71 per share, representing a discount of $4.05 per share ($6.375 million in total) from the closing price of Brooke's common stock on January 16, 1998.

         Until May 1999, an affiliate of High River, Tortoise Corp., held $97.6 million principal amount of the BGLS senior secured notes. On May 25, 1999, BGLS repurchased the notes for 99% of the principal amount plus accrued interest.

         HOWARD M. LORBER. Howard M. Lorber acts as a consultant to Brooke and Liggett and also serves as a member of the Board of Directors and President and Chief Operating Officer of New Valley. Pursuant to the two agreements described in the following paragraph, Mr. Lorber owns or has the right to acquire 456,750 shares of Brooke's common stock, and the shares offered hereby represent all of such Brooke common stock. In addition, pursuant to the 1996 option agreement and stock option grants in July 1998 and November 1999 (options for 500,000 shares are subject to stockholder approval of Brooke's 1999 stock plan), Mr. Lorber also holds options to purchase 2,075,000 shares of Brooke's common stock. Except for the shares issuable upon exercise of such options, Mr. Lorber will own no shares of Brooke's common stock after completion of the offering.

         Mr. Lorber acquired 194,250 of the shares pursuant to a consulting agreement dated as of January 1, 1994, as amended, between Mr. Lorber and the Company. Mr. Lorber has the right to acquire the remaining 262,500 shares pursuant to a 1995 option agreement, which granted Mr. Lorber options to purchase shares of Brooke's common stock at $1.90 per share. The options granted to Mr. Lorber under the 1995 option agreement are




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

exercisable over a ten year period, with Mr. Lorber having the right to purchase up to 20% on the grant date and up to an additional 20% on each of the four anniversaries of the grant date.

         Mr. Lorber is a stockholder and registered representative of Aegis Capital Corporation, a broker-dealer that has performed services for New Valley since before January 1, 1997. Aegis received commissions and other income of approximately $522,000 in 1997, $128,000 in 1998 and $59,000 in 1999 from New
Valley. Mr. Lorber is also Chairman of the Board of Hallman & Lorber Assoc., Inc. and its affiliates. Hallman & Lorber received ordinary and customary insurance commissions aggregating approximately $133,000 in 1997, $128,000 in 1998 and $158,000 in 1999 on various insurance policies issued for Brooke and its subsidiaries.

         Lorber Charitable Fund is a New York not-for-profit corporation, of which Mr. Lorber and family members serve as directors and executive officers.

         BENNETT S. LEBOW. The shares shown in the table above as owned by Mr. LeBow include 1,226,408 shares held by LeBow Limited Partnership, a Delaware limited partnership, and 7,560,000 shares held by LeBow Gamma Limited Partnership, a Nevada limited partnership. Mr. LeBow may sell certain of the shares for his own account. Of the shares held by LeBow Limited Partnership, 873,390 shares are pledged to US Clearing Corp. to secure a margin loan to Mr. LeBow and may be sold by such pledgee. LeBow Holdings, Inc., a Nevada corporation, is the general partner of LeBow Limited Partnership and is the sole stockholder of LeBow Gamma Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. Mr. LeBow is a director, officer and sole shareholder of LeBow Holdings Inc. and a director and a director and officer of LeBow Gamma Inc.

         In addition, pursuant to stock option grants in July 1998 and November 1999, Mr. LeBow holds options to purchase 3,468,750 shares of Brooke's common stock (options for 1,500,000 shares are subject to stockholder approval of Brooke's 1999 stock plan) and LeBow Epsilon 1999 Limited Partnership, a Delaware limited partnership, as assignee of Mr. LeBow, holds options to purchase 656,250 shares. LeBow Epsilon 1999 LLC, a Delaware limited liability company, is the general partner of LeBow Epsilon 1999 Limited Partnership. Mr. LeBow is the sole member and manager of LeBow Epsilon 1999 LLC. Except for the shares issuable upon exercise of such options, Mr. LeBow will own no shares of Brooke's common stock after completion of the offering.

         The Bennett and Geraldine LeBow Foundation, Inc. is a Florida not-for-profit corporation, of which Mr. LeBow and family members serve as directors and executive officers.

         Mr. LeBow is Chairman of the Board and Chief Executive Officer of Brooke, BGLS and New Valley, and beneficially owns approximately 44% of Brooke's common stock.

         Brooke will from time to time supplement or amend this Prospectus, as required, to include additional selling stockholders or provide other information with respect to selling stockholders.

                              PLAN OF DISTRIBUTION

         Any distribution of the shares by the selling stockholders, or by pledges, donees, transferees or other successors in interest, may be effected from time to time in one or more of the following transactions: (a) to underwriters who will acquire the shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time); (b) through brokers, acting as principal or agent, in transactions (which may involve block transactions) on The New York Stock Exchange, in special offerings, exchange distributions pursuant to the rules of the applicable exchanges or in the over-the-counter market, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices; or (c) directly or through brokers or agents in private sales at negotiated prices, or by any other legally available means. Unless otherwise set forth in any prospectus supplement, (i) the obligations of any underwriter to purchase any of the shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such shares, if any are purchased and (ii) any such agent will be acting will be acting on a best efforts basis for the period of its appointment.

         The selling stockholders and such underwriters, brokers, dealers or agents, upon effecting the sale of the shares, may be considered "underwriters" as that term is defined by the Securities Act.

         Underwriters participating in any offering made pursuant to this prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees.

         At the time a particular offering of shares is made, to the extent required, a prospectus supplement will be distributed which will set forth the amount of shares being offered and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for shares purchased from the selling stockholders, any discounts, commissions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

         In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration and qualification is available and complied with.

         All costs, expenses and fees in connection with the registration of the shares will be borne by Brooke. Commissions and discounts, if any, attributable to the sale of the shares will be borne by the selling stockholders. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Brooke and the selling stockholders have agreed to indemnify each other and certain other persons against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                                     EXPERTS

         The financial statements incorporated in this Prospectus by reference to Brooke's Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                               VALIDITY OF SHARES

         The validity of the shares offered hereby is being passed upon for Brooke by Marc N. Bell, Esq. Vice President and General Counsel of Brooke. Mr. Bell holds an option to purchase 70,350 shares of Brooke's common stock at an exercise price of $4.76 per share and an option to purchase 50,000 shares at an exercise price of $15.44.





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



We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.



                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----

           Where You Can Find More Information........................   2
           The Company................................................   3
           Risk Factors...............................................   4
           Forward-Looking Statements.................................   9
           Selling Stockholders.......................................  10
           Plan of Distribution.......................................  12
           Experts....................................................  13
           Validity of Shares.........................................  13



                                BROOKE GROUP LTD.

                                16,891,873 SHARES
                                 OF COMMON STOCK




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